FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	All business divisions reported higher net revenue and pretax income QoQ

•	International business profitable for third straight quarter

•	Retail investor sentiment improved, driving a rebound in sales of stocks, bonds, and investment trusts

•	Assets under management climbed to a record high, while Asset Management pretax income was strongest since March 2002

•	Wholesale pretax income increased 4.8 times YoY on robust Fixed Income performance

Tokyo, January 31, 2017—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2017.

Net revenue for the third quarter was 368.6 billion yen (US$3.2 billion)1, up 6 percent quarter on quarter and 4 percent year on year. Income before income taxes increased 17 percent from last quarter and 86 percent compared to the third quarter last year to 95.9 billion yen (US$822 million). Net income attributable to Nomura Holdings shareholders increased 15 percent quarter on quarter and 99 percent year on year to 70.3 billion yen (US$602 million).

For the nine months to December, Nomura reported net revenue of 1,054.1 billion yen (US$9.0 billion), down 6 percent from the same period last year. Income before income taxes rose 35 percent to 240.5 billion yen (US$2.1 billion), and net income attributable to Nomura Holdings shareholders was 178.4 billion yen (US$1.5 billion), up 18 percent year on year.

Commenting on the results, Nomura Group CEO Koji Nagai said: “All business divisions reported stronger revenues and pretax income compared to last quarter. At the Group level, pretax income was the highest in six quarters. Our international business capitalized on revenue opportunities and saw the benefits of cost reductions to deliver its third straight quarter of profitability.

“Our Retail business continued to transform its business model. We reported a jump in sales of stocks, bonds, and investment trusts as the market recovery led to improved investor sentiment. In Asset Management, ongoing inflows into investment trusts and the investment advisory business combined with market factors to lift assets under management to a record high.

“Wholesale reported strong pretax income driven by Fixed Income, with solid contributions from the FX and Rates-related businesses, and the positive effects of ongoing cost management in our international business.

“Looking ahead, we will continue to transform ourselves to reinforce our position as Asia’s global investment bank.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 116.78 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2016. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2016/17 Q3	QoQ	YoY
Net revenue	101.3	+18%	-3%
Income before income taxes	25.9	+80%	-7%

Retail net revenue increased 18 percent quarter on quarter to 101.3 billion yen, representing a decline of 3 percent year on year. Income before income taxes rose 80 percent quarter on quarter and declined 7 percent year on year to 25.9 billion yen.

The stock market rally and yen depreciation led to an improvement in investor sentiment. This resulted in a strong rebound in sales of stocks, bonds, and investment trusts, which increased 42 percent quarter on quarter. Sales of JGBs for individual investors reached a three-year high.

Client assets in investment trusts and discretionary investments continued to grow on the back of net inflows into discretionary investments and market factors, driving an improvement in annualized recurring revenue to 74 billion yen. Total Retail client assets increased to 108 trillion yen.

Asset Management

(billions of yen)	FY2016/17 Q3	QoQ	YoY
Net revenue	28.9	+36%	+14%
Income before income taxes	14.0	+88%	+30%

Asset Management net revenue was 28.9 billion yen, an increase of 36 percent compared to last quarter and a rise of 14 percent over the same period last year. Income before income taxes increased 88 percent quarter on quarter and 30 percent year on year to 14.0 billion yen.

Quarterly income before income taxes was at the highest level since the year ended March 2002, driven by higher asset management fees, dividend income, and gains related to American Century Investments (ACI). Assets under management reached a record high on inflows into investment trusts and investment advisory business, as well as market factors.

Nomura also gained traction in its partnership with ACI during the quarter. The US Value Strategy Fund, managed by ACI, was launched in November for retail investors in Japan, and a Japanese pension fund has started using a global equity product managed by ACI. Nomura is also planning to market ACI products in EMEA and Asia ex-Japan.

Wholesale

(billions of yen)	FY2016/17 Q3	QoQ	YoY
Net revenue	197.3	+10%	+6%
Income before income taxes	47.4	+21%	4.8	x

Wholesale booked net revenue of 197.3 billion yen, a 10 percent rise quarter on quarter and a 6 percent increase year on year. Income before income taxes increased 21 percent quarter on quarter and jumped 4.8 times year on year to 47.4 billion yen.

Global Markets had a strong quarter driven by Fixed Income, which reported a 46 percent increase in net revenue year on year. Despite a slowdown in derivatives, Equities net revenue remained stable due to higher market volumes in Japan and Americas Cash Equities.

Investment Banking net revenue was flat quarter on quarter as revenue diversification across businesses and regions offset a decline in the value of deals in the ECM market in Japan. In spite of the market slowdown, Nomura retained the top position on the Japan ECM league table with a 31 percent market share and also ranked top in the Samurai bond league table. Internationally, revenue increased year on year and quarter on quarter due to cross-border and other high-profile M&A mandates in the Americas and Asia ex-Japan.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura’s common equity Tier 1 capital ratio was 17.6 percent and its Tier 1 capital ratio was 18.5 percent under Basel III. Nomura had total assets of 43.1 trillion yen and shareholders’ equity of 2.8 trillion yen. Gross leverage was 15.3 times and net leverage was 8.9 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2017 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.